Exhibit 99.1

Letter from the Joint Liquidators of Titan Cable plc

TITAN CABLE PLC

(Formerly Telewest Communications plc)

(In Members’ Voluntary Liquidation)

1 March 2006

Dear Shareholder,

1.                                      INTRODUCTION

As you are aware, Titan Cable plc (formerly Telewest Communications plc) (“the Company”) was placed into solvent members’ voluntary liquidation on 20 May 2005, following resolutions passed at the Extraordinary General Meeting held on the same date (“the First EGM”). I was appointed Joint Liquidator of the Company with Jamie Smith, also a partner in Deloitte & Touche LLP.

I am pleased to inform you that the Joint Liquidators are now in a position to bring this liquidation to a close. I attach a notice of the final extraordinary general meeting of the Company (“the Final EGM”) for this purpose.

You will see from the attached notice that the purpose of the Final EGM is for the Joint Liquidators to explain how the winding up of the Company has been conducted and to lay before the Final EGM their statement of account. The Final EGM will be required to consider and, if thought fit, to approve an ordinary resolution that the statement of account for the period of the liquidation be approved.

At the Final EGM I will present this report on the conduct of the liquidation, together with the statement of account for the whole period of the liquidation, attached as Appendix 1.

You do not need to attend the Final EGM unless you so wish. A form of proxy for use by shareholders is enclosed, to enable you to appoint someone to attend and vote on your behalf.

As explained at the commencement of the liquidation, there can be no distribution to shareholders and your shares in the Company have no value. This is further explained in paragraph 5 below.

2.                                      BACKGROUND

The financial restructuring proposed in the shareholders’ circular and prospectus dated 28 April 2004 (the “Financial Restructuring”) became effective on 15 July 2004. The key elements of the Financial Restructuring included:

•                  Telewest Global, Inc. (“Telewest Global”), a company incorporated in Delaware, became the new holding company for the businesses carried on by the Telewest Communications group of companies (“the Telewest Group”); and

•                  substantially all of the assets of the Company were transferred to Telewest UK Limited (“Telewest UK”), a wholly owned English subsidiary of Telewest Global. Telewest UK assumed substantially all of the liabilities of the Company and Telewest Finance (Jersey) Limited (“Telewest Jersey”), the Company’s Jersey finance subsidiary, that had not been compromised as a result of the Financial Restructuring.

Titan Cable plc (Formerly Telewest Communications plc) (In Members’ Voluntary Liquidation)

Registered office: Hill House, 1 Little New Street, London EC4A 3TR Registered in England and Wales No 2983307

Following the completion of the Financial Restructuring, the Company had no relationship to the restructured business and the Company’s assets consisted of an indemnity granted by Telewest UK in respect of substantially all of the Company’s debts, obligations and liabilities, the outstanding shares of Telewest Jersey and one share of Telewest Global common stock.

The Company’s shares ceased to be listed on the London Stock Exchange on 15 July 2004. The shares in the Company have remained in existence but have no value. As stated above, the Company was placed into solvent members’ voluntary liquidation on 20 May 2005.

3.                                      JOINT LIQUIDATORS’ STATEMENT OF ACCOUNT (APPENDIX 1)

An expense account (the “Expense Account”) was established prior to the liquidation for the purpose of satisfying the debts and liabilities of the Company. The operation of this account was taken over by the Joint Liquidators, on behalf of the Company, on their appointment. The costs, expenses, debts and liabilities of the Company have been paid from the Expense Account, which is held by the Company on trust for Telewest UK. The shareholders have no entitlement to the cash held in the Expense Account.

I would like to draw your attention to the following receipts and payments which have occurred during the liquidation:

3.1                               RECEIPTS

The receipt relates to the funds drawn from the Expense Account to meet the various payments shown in the statement of account.

3.2                               PAYMENTS

Other Reorganisation Expenses:

Professional Fees—£61,912

This includes payment of a fee of £36,000 to Freshfields Bruckhaus Deringer for legal services provided in respect of the preparation for the liquidation of the Company. A payment was made to Simmons & Simmons of £24,865 for legal services rendered in connection with the novation of contracts to which the Company was a party, plus a payment to the Bank of New York for £1,047 in respect of postage and handling charges incurred in the Company’s scheme of arrangement.

Inter-company—£65,976

This amount was paid to Telewest Global as direct reimbursement of legal fees paid on behalf of the Company. These costs were incurred prior to the liquidation of the Company.

Share Registrar Fees—£21,369

This payment relates to services provided by Lloyds TSB Registrars in respect of maintaining the share register of the Company, dealing with share transfer requests, maintaining a shareholder helpline and responding to shareholder queries.

Liquidators’ Fees and Disbursements in respect of Telewest Jersey—£18,674

This represents the fees and disbursements invoiced by Deloitte & Touche in Jersey with regard to the liquidation of Telewest Jersey, a subsidiary of the Company.

Sundry Payments—£5,098

This represents the fee of £5,078 paid to the Lincoln Centre for the hire of the venue of the First EGM on 20 May 2005, plus an HM Land Registry search fee of £20.

Irrecoverable VAT—£31,122

This represents the input VAT paid on various fees and expenses, which is irrecoverable in the liquidation.

Expenses Unrelated To The Reorganisation:

Judgement Debt—£14,706

This represents an amount paid in settlement of a judgement debt.

Professional Fees—£280

This represents a payment made for services provided by the Authorised US Representative of the Company.

4.                                      JOINT LIQUIDATORS’ REMUNERATION AND DISBURSEMENTS

A resolution was passed at the First EGM that the remuneration of the Joint Liquidators be fixed at their normal charging rates by reference to time properly given by them and members of their staff in attending to matters arising in the winding up of the Company (including those falling outside their statutory duties) and that they be authorised to render invoices monthly or at such longer intervals as they may reasonably determine and to pay any expenses and disbursements properly incurred by them in respect of the winding up.

I detail below the work we have carried out for the period 20 May 2005 to 15 February 2006 and the hours spent on each category by various grades of staff.

Nature of Work	Hours

Administration & Compliance	49.90
Legal Matters	47.40
Tax Matters	39.70
Shareholder Matters	39.40
Cashiering & Bank Matters	25.00
Closure	7.30
Directors, Employees & Pension Matters	6.30
TOTAL HOURS	215.00
TOTAL COST	£58,782.50

Grade	Hours

Partners	10.00
Directors	44.90
Managers	58.10
Senior Associates	94.00
Associates	8.00

TOTAL HOURS	215.00
TOTAL COST	£58,782.50

A more detailed breakdown will be available at the Final EGM, if required.

The Joint Liquidators’ expenses and disbursements to date total £2,441. This represents out of pocket expenses such as the Joint Liquidators’ insurance bonds, statutory advertising in the London Gazette and The Times newspaper, company searches, courier charges and taxi fares.

In accordance with the resolution passed at the First EGM, during the liquidation we have drawn fees to date of £90,670 and disbursements of £1,649. The fees and disbursements have been paid from the Expense Account. Of the fees, £48,199 relates to work carried out prior to the appointment of the Joint Liquidators in preparation for their appointment, and £42,471 has been drawn to date in relation to work carried out since the date of appointment.

A substantial amount of time was incurred prior to appointment in reviewing the timetable and documentation needed to place the Company into liquidation, including reviewing the terms of the transfer agreement (insofar as it impacted on the members’ voluntary liquidation of the Company) entered into by the Company on 13 July 2004 (“the Transfer Agreement”) to transfer substantially all of the Company’s assets to Telewest UK and carrying out the necessary enquiries to prepare for our appointment as Joint Liquidators.

The major tasks we have performed during the liquidation have included the matters shown below.

4.1                               Administration & Compliance

This included conducting the necessary liquidation administration, obtaining land and pension registry searches, carrying out statutory filing and due diligence, notifying relevant parties of our appointment, and arranging payment of invoices in respect of costs and expenses incurred in the liquidation.

4.2                               Legal Matters

Time has been spent reviewing the details of and settling a judgement debt, identifying County Court Judgements (“CCJ’s”) issued against the Company, reviewing the status of these CCJ’s and ensuring their satisfaction. Time has been spent dealing with potential claims as well as assisting with the filing of forms required by the US Securities and Exchange Commission (“SEC”), including sanctioning persons to sign such forms and identifying the ongoing SEC filing requirements.

4.3                               Tax Matters

The outstanding UK corporation tax returns were filed with HM Revenue & Customs (“HMRC”) and PAYE and corporation tax clearance obtained from HMRC. Time has also been spent responding to queries from the US Internal Revenue Service (“IRS”) and obtaining updates on the IRS ruling process.

In addition, outstanding VAT matters have been resolved and clearance obtained from HMRC to close the liquidation.

4.4                               Shareholder Matters

The Company has approximately 44,000 shareholders and substantial time has been spent dealing with shareholder queries, liaising with Lloyds TSB Registrars and providing approvals to share transfers.

5.                                      SHARE VALUE

As detailed in the letter to shareholders dated 25 April 2005 which accompanied the notice of the First EGM to place the Company into liquidation, the Company’s shares ceased to be listed on the London Stock Exchange on 15 July 2004. Substantially all of the assets of the Company were transferred to Telewest UK as part of the Financial Restructuring of the Telewest Group (as referred to in paragraph 2 above) and as a result, the shares in the Company have remained in existence but have no value and shareholders will not receive any distributions in this liquidation.

6.                                      SHARES HELD IN TELEWEST GLOBAL AND TELEWEST JERSEY

The Company owns one share in Telewest Global. Under the terms of the proposed merger between Telewest Global and NTL Incorporated, it is anticipated that the Company will receive cash in lieu of the fractional share of Telewest new common stock plus one share of Telewest redeemable common stock to be automatically redeemed at the effective time of the merger for US$16.25 in cash without interest.

The Company also owned Telewest Jersey, which was placed into liquidation on 19 May 2005. An amount of £2 was distributed to the Company by the Liquidators of Telewest Jersey prior to its dissolution on 21 December 2005. This distribution was set-off against the amount of £2 owed by the Company to Telewest Jersey.

7.                                      ADDITIONAL EXPENSES

Additional liquidation expenses will be incurred between the date of this report and the date of the Final EGM. These expenses will be paid out of the Expense Account and any remaining balance of funds in the Expense Account will revert to Telewest UK on 23 March 2006 in accordance with the terms of the Transfer Agreement.

8.                                      FINAL EGM

We enclose notice of the Final EGM. If you do not wish to attend, please complete the enclosed form of proxy in order to appoint someone to attend and vote on your behalf. The Final EGM is a formal meeting where this report will be presented. The only resolution to be tabled is in respect of the Joint Liquidators’ statement of account, as shown on the notice.

9.                                      FURTHER INFORMATION AND QUERIES

If you have further questions, please call the shareholder helpline on 0870 602 2420 (if calling from the UK) or +44 1903 276342 (if calling from overseas).

Yours faithfully

N J Dargan

Joint Liquidator

Titan Cable plc (formerly Telewest Communications plc)

(In Members’ Voluntary Liquidation)

APPENDIX 1

TITAN CABLE PLC (FORMERLY TELEWEST COMMUNICATIONS PLC)

(IN MEMBERS’ VOLUNTARY LIQUIDATION)

JOINT LIQUIDATORS’ STATEMENT OF ACCOUNT

FOR THE PERIOD 20 MAY 2005 TO 1 MARCH 2006

RECEIPTS	£	£

Expense Account		311,574

PAYMENTS

Other Reorganisation Expenses:

Professional Fees	(61,912)
Liquidators’ Fees	(90,670)
Liquidators’ Expenses & Disbursements	(1,649)
Liquidators’ Fees—Telewest Finance (Jersey) Limited	(18,289)
Liquidators’ Disbursements—Telewest Finance (Jersey) Limited	(385)
Inter-company	(65,976)
Share Registrar Fees	(21,369)
Sundry Payments	(5,098)
Irrecoverable VAT	(31,122)
Bank Charges	(118)

Expenses unrelated to the reorganisation:

Judgement Debt	(14,706)
Professional Fees	(280)
		(311,574)

BALANCE		NIL